# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Saker Aviation Services, Inc., CIK 0001128281
CUSIP: 32025R104
Title of class of securities: Common Stock, par value $0.03 per share
Address of issuer's principal executive offices: 20 SOUTH STREET, 20 SOUTH STREET, NEW YORK, New York (NY), 10004
Date of event which requires filing of this statement: 04/28/2025
Amends the filing with accession number 0001144204-05-011354
Filed by CIK 0001236945
Persons authorized to receive notices and communications: William B. Wachtel, 885 2nd Avenue, 47th Floor, New York, New York (NY), 10017, (212) 909-9500

## Reporting persons
- WACHTEL WILLIAM B (CIK 0001236945): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 284,360; shared voting power 28,251; sole dispositive power 284,360; shared dispositive power 28,251; aggregate amount beneficially owned 312,611 (30.6% of the class)
  Comment: (1) The amounts in rows 7, 9 and 11 above include presently exercisable, or exercisable within 60 days of April 28, 2025, stock options for 26,664 shares of Saker Aviation Services, Inc. common stock, par value $0.03 ("Common Stock").
  
  (2) The amounts in rows 8, 10 and 11 include 28,251 shares of Common Stock owned by EuroAmerican Investment Corp of which Mr. Wachtel is the sole shareholder, director and officer.
  
  (3) The percentage in row 13 above is based on 995,939 shares of Common Stock issued and outstanding as of April 28, 2025. Under the rules of the U.S. Securities and Exchange Commission, "beneficial ownership" is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder's beneficial ownership.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.03 per share
Name of issuer: Saker Aviation Services, Inc.
Address of issuer's principal executive offices: 20 SOUTH STREET, 20 SOUTH STREET, NEW YORK, New York (NY), 10004
Comment: The Statement on Schedule 13D filed on April 14, 2005 (the "Initial Schedule 13D") by William B. Wachtel ("Mr. Wachtel"), relating to the common stock, par value $0.03 per share (the "Common Stock") of Saker Aviation Services, Inc., a Nevada corporation (the "Issuer" or "Company"), as amended by Amendment No. 1 to the Statement filed on April 25, 2005 by Mr. Wachtel, Amendment No. 2 to the Statement filed on November 1, 2005 by Mr. Wachtel, Amendment No. 3 to the Statement filed on May 9, 2007 by Mr. Wachtel and Wachtel & Masyr, LLP and Amendment No. 4 to the Statement filed on December 21, 2023 by Mr. Wachtel and Wachtel & Masyr, LLP is hereby amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Initial Schedule 13D, as amended. This Amendment No. 5 is being filed to report a change of greater than 1% in the percentage of shares beneficially owned by Mr. Wachtel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On April 28, 2025, Mr. Wachtel entered into a Secondary Purchase and Sale Agreement (the "Agreement") with ACM Value Opportunities Fund I, LP ("ACM Fund"). Pursuant to the Agreement, Mr. Wachtel purchased from ACM Fund 108,817 shares of the Issuer's Common Stock at price of $8.63 per share and options to purchase 16,665 shares of the Issuer's Common Stock ("Options") at a price of $53,561.31 (the "Securities Purchase"). The terms of the Options are described in Item 6 of this Schedule 13D (Amendment No. 5). The aggregate purchase price paid by Mr. Wachtel to ACM Fund was $992,652.02. Mr. Wachtel used personal funds to purchase the Common Stock and Options.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of such agreement which is attached as an exhibit to this Schedule 13D (Amendment No. 5).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Mr. Wachtel purchased the Common Stock and Options for investment purposes.

Mr. Wachtel is the President and Chief Executive Officer of the Issuer. In such capacity, Mr. Wachtel may, from time to time, discuss or make plans or proposals to the Issuer's management or other members of the Issuer's Board of Directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, Mr. Wachtel may purchase additional shares of the Issuer's Common Stock, or may sell or otherwise dispose of all or portions of his shares of Common Stock, if such sales and purchases would be consistent with Mr. Wachtel's investment objectives. Mr. Wachtel is also currently eligible to receive additional shares of Common Stock under the terms of his option agreements in connection with his position as President and Chief Executive Officer of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by Mr. Wachtel.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which Mr. Wachtel has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except for the Securities Purchase reported in this Schedule 13D (Amendment No. 5), Mr. Wachtel has not effected any transactions in the Issuer's Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 5).
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of Mr. Wachtel, no one other than Mr. Wachtel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by Mr. Wachtel.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Following Mr. Wachtel's purchase of Options pursuant to the Agreement, Mr. Wachtel and the Issuer are parties to certain stock option agreements under the Issuer's 2019 Stock Incentive Plan that provide the following:

(a) Options expiring December 1, 2025 to purchase 3,333 shares of the Common Stock at $2.58 per share, which are fully exercisable.

(b) Options expiring December 1, 2026 to purchase 3,333 shares of the Common Stock at $3.45 per share, which are fully exercisable.

(c) Options expiring December 1, 2027 to purchase 3,333 shares of the Common Stock at $5.40 per share, which are fully exercisable.

(d) Options expiring December 1, 2028 to purchase 3,333 shares of the Common Stock at $7.52 per share, which are fully exercisable.

(e) Options expiring December 1, 2029 to purchase 3,333 shares of the Common Stock at $8.13 per share, which will become exercisable on December 1, 2025.

The foregoing description of the terms of the options is qualified in its entirety by reference to the full text of the stock option agreements, a form of which is attached as an exhibit to this Schedule 13D (Amendment No. 5).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as an exhibit to this Schedule 13D (Amendment No. 5).

Exhibit Description
99.5* Secondary Securities Purchase and Sale Agreement
99.6 Form of Stock Option Agreement under 2019 Stock Incentive Plan
https://www.sec.gov/Archives/edgar/data/1128281/000143774923035096/ex_608991.htm

* Filed herewith

## Signatures
- WACHTEL WILLIAM B: /s/ William B. Wachtel, William B. Wachtel (04/30/2025)